Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following letter was included in a magazine distributed to certain customers on June 11, 2018:

On 23 April this year, Henry Schein announced that it will spin off and merge its global animal health business with Vets First Choice, a leading provider of technology enabled healthcare services for Veterinarians based in Portland, Maine in the US. The new company will be called Vets First Corp. and the merger is expected to be completed by the end of 2018. Since its inception in 2010, Vets First Choice has experienced exponential growth by helping Veterinarians harness insights and analytics that drive proactive prescription management.

At Provet, we are very excited about the opportunities and value Vets First Corp. will create for our customers (the Veterinarian), consumers (pet owners and farmers) and manufacturers. Some of the questions I am asked most frequently, when in the field talking to customers, are how can Provet help Veterinarians deal with the impending threat of new sales channels and also how can we help to increase compliance to medications prescribed by Veterinarians.

From what we have seen, the technology developed by Vets First Choice has enormous capability to help Veterinarians to proactively manage prescriptions with their clients and increase compliance by harnessing the power of data insights and analytics. By partnering with Provet and industry manufacturers, this creates a new value chain connecting Veterinarians, their clients and our suppliers, thereby improving clinical outcomes for animals and enhancing the efficiency, productivity and profitability of Veterinary practices.

While being part of Henry Schein has been excellent for Provet, this merger is the natural next step of our evolution as a business. As a new independent company, we will be more focused and able to allocate our resources in a more targeted way, positioning Provet and our customers for significant growth in the years to come.

While the future is bright and we have much to look forward to, it’s very much business as usual at Provet. We remain totally committed to serving our customers to the best of our ability, continuing to bring value-added integrated solutions that help the Veterinarian run a more successful practice. Should you have any questions about Vets First Corp. or anything else, please don’t hesitate to contact me (pblanc@provet.com.au), your Business Account Manager or State Manager. As always, many thanks for your ongoing support, and enjoy reading this new edition of Partners in Practice!

/s/ Paul Blanc

Paul Blanc,

National Sales Director Australia, Provet Pty Ltd

1         IN THE NEWS     |     INDUSTRY NEWS

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Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site at www.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.